United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Attention: Damon Colbert

Re:

Cord Blood America, Inc.

Registration Statement on Form S-1

Filed September 8, 2008

File No. 333-153359

We have provided responses to your comments regarding our registration statement filed on Form S-1 on September 8, 2008.  Our responses are inserted directly below the Commission’s comments to our registration statement which you provide to us on October 8, 2008.

General

1.

We note that you are registering the resale of up to 92,021,277 shares of common stock.

Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the total amount of shares being sold by the selling security holder, we view the transaction to be a primary offering that can only proceed on an at-the-market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form

S-3. Please revise accordingly.

RESPONSE: We have revised the number of shares being issued under the equity line in accordance with the Commission’s comment #1 above. The reduction in the number of shares reflects the Company’s recalculation based on the number of shares currently held by non-affiliates.

2.

We note that the Company received a staff comment on September 29, 2008, regarding its

Form 10-KSB for the fiscal year ended December 31, 2007, and the comment remains unresolved. Please note that the Commission or the staff, acting pursuant to delegated authority, in determining whether to declare the Company's registration statement effective,

will take into consideration the unresolved comment.

RESPONSE: The Company hereby confirms that it has provided a response on October 1, 2008 to the Commission’s comment regarding the Company’s Form 10-KSB for the fiscal year ended December 31, 2007 and notes that the Commission will take this into consideration when determining whether to declare the Company’s registration statement effective. It is the Company’s understanding that Amended Form 10-KSB was accepted.

501 Santa Monica Boulevard, Suite 700, Santa Monica, CA 90401

Ph: 310.432.4090; Fax: 310.432.4098

COVER PAGE

3.

You state that Tangiers will retain 10% of the proceeds. We note, however, statements on pages 14 and 15 that Tangiers will pay you at a 10% discount to the market price, and that

"[i]n addition, Tangiers will retain 10% of the net cash proceeds." It appears that there is effectively a 20% discount. Please revise here, pages 14 and 15, and where appropriate to clearly disclose the full discounted price at which the investor will receive the shares,

including the 17,021,277 shares of common stock and any other commitment fees or commissions.

RESPONSE: We have revised our disclosure to reflect the fact that Tangiers will only receive a 10% discount on the purchase price of the Company’s stock and that no other discounts will be received by Tangiers. In addition disclosure has been provided to disclose the fact that no other commitment fees were received by Tangiers other than the 17,021,277 shares of the Company’s common stock.

Risk Factors, page 7

4.

Please revise the fourth risk factor on page seven to discuss the purchase price floor, $,01 as identified in section 2.2(c) of the Securities Purchase Agreement. In this regard, it is unclear if the shares recently traded below the floor based on the high and low prices in table on page 35.

RESPONSE: We have revised the Risk Factors in our disclosure in accordance with the Commission’s comment #4 above.

Selling, Shareholders, page 14

5.

Please revise to identify the natural person or persons who exercise voting and/or investment control over the company's securities that the selling security holder entity owns.

RESPONSE: We have revised our disclosure on page 14 to disclose the natural persons who exercise voting and/or investment control over the Company's securities that the selling security holder entity owns.

Plan of Distribution. page 15

6.

Please revise to state, if true, that the investor's obligations under the equity line are not transferable.

501 Santa Monica Boulevard, Suite 700, Santa Monica, CA 90401

Ph: 310.432.4090; Fax: 310.432.4098

RESPONSE: We have revised our disclosure to state that the investor's obligations under the equity line are not transferable.

7.

Please revise the reference to the total of $4 million to address the likelihood that the company will receive the full amount of proceeds available under the equity line. Based on the discount to market and likely dilution to and downward pressure on your common stock's market price, it appears that the floor may prevent the company from accessing the full $4 million. Your revised disclosure should include an explanation of why the parties chose the particular dollar amount of the equity line.

RESPONSE:  We have revised our disclosure in accordance with the Commission’s comment #7 above.

8.

Please revise to provide disclosure regarding any short selling and any other hedging activities that Tangiers mayor has engaged in with respect to your securities.

RESPONSE: We have revised our disclosure to note that to our knowledge Tangiers has not engaged in any short selling activities and that Tangiers has a contractual obligation under the Securities Purchase Agreement not to engage in short selling activities.

Consolidated .Financial Statements for the Years Ended December 31, 2001 and 2006

9.

We note that the company has not filed an audited balance sheet as of the end of each of the most recent two fiscal years. Please revise to comply with Item 11 (e) of Form S-l.

RESPONSE: We have added to our disclosure the audited balance sheet for the Company’s fiscal year 2006 as required by Item 11(e) of Form S-1.

10.

Your amended filing should comply with the "Signatures;' section of Form S·1. Any person who occupies more than one of the specified positions should indicate each capacity in which he signs the registration statement.

RESPONSE: We have revised the signature page disclosure to conform to the requirements of Form S-1 as requested in the Commission’s comment #10 above.

Sincerely

Matthew Schissler

Chairman & CEO

501 Santa Monica Boulevard, Suite 700, Santa Monica, CA 90401

Ph: 310.432.4090; Fax: 310.432.4098